UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ nº 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MARCH 26, 2024

1.                  DATE, TIME, AND LOCATION: On March 26, 2024, at 5:00 PM, held at the headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, No. 6,000, Lot 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22775-005.

2.                  CALL AND ATTENDANCE: Call notice dismissed in accordance with the presence of all members of the Board of Directors, with the exception that Mr. Belmiro de Figueiredo Gomes abstained from voting on all items on the agenda.

3.                  BOARD: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.                  AGENDA: Analysis and resolution of: (i) Company’s Long-Term Incentive Plan via Grant of Shares; (ii) Company’s Executive Partner Program; (iii) Global Limit of Complementary Nature of the Company’s Managers Compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program; (iv) Proposal for the allocation of the results for the fiscal year ended on December 31, 2023, according to the Company's Financial Statements for the fiscal year ended on December 31, 2023, and the investment plan; (v) the items of the Reference Form adjusted based on the Management Proposal; (vi) the Global Limit of Company Administrators' Compensation for the Fiscal Year ending on December 31, 2024; (vii) Management Proposal.

5.                  RESOLUTIONS: The members of the Board of Directors analyzed the items on the agenda based on the favorable recommendation from the People, Culture, and Remuneration Committee and the Financial Investment Committee and resolved as follows:

(i)                 Analysis and resolutions of Company’s Long-Term Incentive Plan via Grant of Shares:

The members of the Board of Directors, unanimously and without any reservations, recommended for approval at the Annual and Extraordinary General Meeting, the Long-Term Incentive Plan via Grant of Shares.

(ii)       Analysis and resolution of the Company’s Executive Partner Program:

The members of the Board of Directors, unanimously and without any reservations, recommended for approval at the Annual and Extraordinary General Meeting, the Company’s Executive Partner Program.

(iii)       Analysis and resolution of the Global Limit of Complementary Nature of the Company’s Managers Compensation for the fiscal years of 2024 to 2031 with the sole and exclusive purpose of authorizing expenses related to the Executive Partner Program:

The members of the Board of Directors, unanimously and without any reservations, recommended for approval at the Annual and Extraordinary General Meeting, the Global Complementary Compensation Limit for the Company's Administrators for fiscal years 2024 to 2031, with the sole and exclusive purpose of supporting expenses related to the Executive Partner Program.

(iv)       Analysis and resolution of the Proposal for the allocation of the results for the fiscal year ended on December 31, 2023, according to the Company's Financial Statements for the fiscal year ended on December 31, 2023, and the investment plan:

The members of the Board of Directors, unanimously and without any reservations, recommended for approval at the Annual and Extraordinary General Meeting, the allocation of the results for the fiscal year ended on December 31, 2023, according to the Company's Financial Statements for the fiscal year ended on December 31, 2023, and the investment plan.

(v)       Analysis and resolution regarding the items of the Reference Form adjusted based on the Management Proposal:

The members of the Board of Directors resolved, unanimously and without any reservations, to approve the items of the Reference Form if the Administration's Proposal is approved by the Annual and Extraordinary General Meeting.

(vi)       Analysis and deliberation of the Global Limit of Company Administrators' Compensation for the Fiscal Year ending on December 31, 2024:

The members of the Board of Directors, unanimously and without any reservations, recommended for approval at the Annual and Extraordinary General Meeting the Global Limit of Company Administrators' Compensation in the amount of R$ 61,137,396.00, for the Fiscal Year ending on December 31, 2024.

(vii)       Analysis and resolution of Management Proposal:

In consonance with the resolutions above, the members of the Board of Directors recommend that the Administration's Proposal for the year 2024 be deliberated in its entirety at the Annual and Extraordinary General Meeting.

6.                  APPROVAL AND SIGNATURE OF THE MINUTES: With no further matters to discuss, the proceedings were suspended for the drafting of these minutes. Upon resuming the proceedings, the present minutes were read, approved and signed by the secretary. Rio de Janeiro, March, 26, 2024 Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Mrs. Tamara Rafiq Nahuz. Board of Directors members present: Mrs. Oscar de Paula Bernardes Neto, José Guimarães Monforte, Belmiro de Figueiredo Gomes, Andiara Pedroso Petterle, Leila Abraham Loria, Leonardo Gomes Pereira, Júlio César de Queiroz Campos, Enéas Cesar Pestana Neto and Luiz Nelson Guedes de Carvalho.

Rio de Janeiro, March 26, 2024

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.